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                                                                    Exhibit 9(e)

                       CLOVER CAPITAL EQUITY VALUE FUND

                       CLOVER CAPITAL FIXED INCOME FUND

                      CLOVER CAPITAL SMALL CAP VALUE FUND

                                   SCHEDULE
                        TO THE ADMINISTRATION AGREEMENT
                            DATED NOVEMBER 14, 1991
                     AS AMENDED AND RESTATED MAY 17, 1994
                                    BETWEEN
                        THE ADVISORS' INNER CIRCLE FUND
                                      AND
                     SEI FINANCIAL MANAGEMENT CORPORATION
                           AMENDED FEBRUARY 13, 1996

Fees: Pursuant to Article 6, Section A, the Trust shall pay the Administrator compensation for services rendered to the Clover Capital Equity Value Fund, Clover Capital Fixed Income Fund and Clover Capital Small Cap Value Fund ("Portfolios") at an annual rate per Portfolio of the greater of (i) $50,000 and (ii) .20% of the average daily net assets of the respective Portfolios, which is calculated daily and paid monthly.

Term: Pursuant to Article 9, the term of this Agreement shall commence on November 14, 1991 and shall remain in effect for 5 years ("Initial Term"). This Agreement shall continue in effect for successive periods of 2 years after the Initial Term, unless terminated by either party on not less than 90 days prior written notice to the other party. In the event of a material breach of this Agreement by either party, the non-breaching party shall notify the breaching party in writing of such breach and upon receipt of such notice, the breaching party shall have 45 days to remedy the breach or the non-breaching party may immediately terminate this Agreement.